UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012.

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 30, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

GRUPO BANCOLOMBIA ANNOUNCES AN INVESTMENT IN UFF MOVIL

Medellín, Colombia, August 30, 2012

By transaction celebrated today, Banagrícola, a Bancolombia Panamanian subsidiary, acquired 70% of UFF! Mobile S.A.S. ("UFF"), a Colombian telecommunications services operator.

The shares were acquired from investment companies linked to the Carlos Julio Ardila´s Family, and a group of investors including Santiago Aldana Sanín, Manager of the Company. Both investment groups will continue as shareholders of the Company, each with 15% of the shares.

The transaction price was COP 21,000,000,000 (Approximately USD 11.481.746), sum paid in full today.

UFF is the first Virtual Mobile Operator in Colombia, with 272,000 active users and a network of 1,100 sales points and about 100,000 top up points in supermarkets, chain stores, distributors and retailers throughout the country.

With this acquisition, Grupo Bancolombia continues with its goal of providing customers with innovative proposals of financial products and services, integrating the knowledge of experts in the mobile phone industry with banking, in order to deliver user-friendly solutions and access to our clients.

Exchange Rate August 29, 2012 COP 1828.99= USD 1

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837